1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2012

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Science-Based Industrial Park,

Hsin-Chu, Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: April 26, 2012	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer

© 2012 TSMC, Ltd 2012 First Quarter 2012 First Quarter Investor Conference Investor Conference April 26, 2012 April 26, 2012

© 2012 TSMC, Ltd Agenda Welcome Elizabeth Sun 1Q12 Financial Results and 2Q12 Outlook Lora Ho CEO Message Morris Chang Q&A Morris Chang / Lora Ho

© 2012 TSMC, Ltd
Safe Harbor Notice
TSMC’s statements of its current expectations are forward-
looking statements subject to significant risks and uncertainties and actual results may differ materially from those contained in the forward-looking statements.
Information as to those factors that could cause actual results to vary can be found in TSMC’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission
(the “SEC”) on April 13, 2012 and such other documents as
TSMC may file with, or submit to, the SEC from time to time.
Except as required by law, we undertake no obligation to
update any forward-looking statement, whether as a result of new information, future events, or otherwise.

© 2012 TSMC, Ltd
Income Statements
*  Total outstanding shares were 25,921mn units at 3/31/12
**  ROE figures are annualized based on average equity attributable to shareholders of the parent.
Selected Items from Income Statements
1Q12
(In NT billions)
Guidance
Net Sales 105.51 103 - 105 104.71 105.38 +0.8% +0.1%
Gross Margin
47.7% 42.5% - 44.5% 44.7% 49.0% +3.0 ppts -1.3 ppts
Operating Expenses
(14.92) (13.84) (12.51) +7.8% +19.3%
Operating Margin
33.6% 28.5% - 30.5% 31.4% 37.2% +2.2 ppts -3.6 ppts
Non-Operating Items
0.22 0.69 1.15 -68.7% -81.2%
Net Income 33.47 31.58 36.28 +6.0% -7.7%
Net Margin
31.7% 30.2% 34.4% +1.5 ppts -2.7 ppts
EPS (NT Dollar)
1.29 1.22 1.40 +6.0% -7.7%
ROE 20.8% 20.6% 24.6% +0.2 ppt -3.8 ppts
Shipment (Kpcs, 8"-equiv. Wafer)
2,919 2,917 3,161 +0.1% -7.7%
Average Exchange Rate--NTD/USD
29.71 30.27 29.30 -1.8% +1.4%
1Q12 4Q11 1Q11
1Q12
over
4Q11
1Q12
over
1Q11

TSMC Property

Industrial/Standard 20%
Consumer 10%
Computer 22%
Communication 48%

Communication
QoQ -9%
50
0
Revenue (NT$B)
4Q11
1Q12

Computer
QoQ +11%
50
0
Revenue (NT$B)
4Q11
1Q12

Consumer
QoQ +17%
50
0
Revenue (NT$B)
4Q11
1Q12

Industrial/Standard
QoQ +11%
50
0
Revenue (NT$B)
4Q11
1Q12

Open Innovation Platform™

© 2012 TSMC, Ltd 1Q12 Revenue by Applications

TSMC Property

0.25/0.35um
6%
0.5um+
2%
28nm
5%
0.15/0.18um
14%
0.11/0.13um
7%
90nm
8%
65nm
26%
40/45nm
32%

65nm and below revenue

Revenue (NT$B)
% of Sales
60
55
50
45
40
35
30
25
20
15
10
5
0
70%
60%
50%
40%
30%
20%
10%
0%
1Q09
3Q09
1Q10
3Q10
1Q11
3Q11
1Q12
28nm Rev (NT$B)
40nm Rev (NT$B)
65nm Rev (NT$B)
65nm and below combined as % of Sales

Open Innovation Platform™

© 2012 TSMC, Ltd 1Q12 Revenue by Technology

© 2012 TSMC, Ltd
Balance Sheets & Key Indices
(1) Asset productivity = Annualized net sales / Average net fixed assets.
(1)
Selected Items from Balance Sheets
(In NT billions)
Amount % Amount % Amount %
Cash & Marketable Securities 180.65 21.7% 150.62 19.5% 163.41 21.8%
Accounts Receivable - Trade 48.02 5.8% 40.95 5.3% 46.83 6.2%
Inventory 27.76 3.3% 24.84 3.2% 31.79 4.2%
Long-Term Investment 29.84 3.6% 34.46 4.5% 38.93 5.2%
Net PP&E 509.92 61.3% 490.38 63.3% 436.59 58.2%
Total Assets 831.89
100.0%
774.27
100.0%
750.13
100.0%
Current Liabilities 126.20 15.1% 117.01 15.1% 127.26 17.0%
Long-Term Interest-bearing Debt 37.30 4.5% 20.46 2.6% 5.51 0.7%
Total Liabilities 168.31
20.2%
142.22
18.4%
137.74
18.4%
Total Shareholders' Equity 663.58 79.8% 632.04 81.6% 612.39 81.6%
Key Indices
A/R Turnover Days
Inventory Turnover Days
Current Ratio (x)
Asset Productivity (x)
1Q12 4Q11 1Q11
39 38 39
47 43 56
2.1 1.9 2.0
0.8 0.9 1.0

© 2012 TSMC, Ltd
Cash Flows
(1) Free cash flow = Cash from operating activities – Capital expenditures.
(1)
(In NT billions)
1Q12 4Q11 1Q11
Beginning Balance 143.47 114.84 147.89
Cash from operating activities 57.05 72.84 56.48
Capital expenditures (48.57) (29.77) (81.26)
Short-term loans 8.76 (10.09) 2.97
Proceeds from issuance of bonds 17.00 0.00 0.00
Repayment of bonds payable (4.50) 0.00 0.00
Investments and others (2.39) (4.35) 3.37
Ending Balance 170.82 143.47 129.45
Free Cash Flow 8.48 43.07 (24.78)

© 2012 TSMC, Ltd
Capital Expenditures
(In US millions)
1Q12 4Q11
TSMC 1,587 882
TSMC China & WaferTech 27 47
Other TSMC Subsidiaries 21 24
TSMC Consolidated 1,635 953
Note: 2012Q1 CapEx was based on the weighted average exchange rate of NT$29.707 per US dollar.

© 2012 TSMC, Ltd
(1) Figures represent number of 6” wafers. Conversion to 8”-equivalent wafers is obtained by dividing this number by 1.78.
(2) Figures represent number of 12” wafers. Conversion to 8”-equivalent wafers is obtained by multiplying this number by 2.25.
Installed Capacity
2012 Overall Capacity +12%; 12-inch Capacity +17%
Fab-2                          ( 6")
(1)
255 1,000 253 247 256 256 1,012
Fab-3                          ( 8") 304 1,184 298 300 304 306 1,208
Fab-5                          ( 8") 136 547 145 146 148 148 587
Fab-6                          ( 8") 286 1,128 298 296 298 298 1,191
Fab-8                          ( 8") 255 1,003 262 263 266 266 1,057
Fab-12                       ( 12")
(2)
337 1,334 373 367 377 373 1,490
Fab-14                       ( 12")
(2)
504 1,927 549 512 519 534 2,114
Fab-15                       ( 12")
(2)
0 0 0 18 68 134 220
WaferTech                 ( 8") 107 429 110 111 112 112 444
TSMC China             ( 8") 230 772 222 230 232 232 917
TSMC & Subsidiaries 3,352 12,963 3,553 3,504 3,672 3,848 14,576
(8" Equivalent Kpcs)
SSMC                         ( 8") 65 258 64 64 65 65 258
Total TSMC-managed 3,417 13,221 3,616 3,568 3,737 3,913 14,834
(8" Equivalent Kpcs)
2Q12
(F)
2012
(F)
3Q12
(F)
4Q11
(A)
2011
(A)
1Q12
(A)
4Q12
(F)
FAB / (Wafer size)

© 2012 TSMC, Ltd
Revenue to be between NT$ 126 billion and NT$ 128 billion, at a forecast exchange rate of 29.58 NT dollars to 1 US dollar
Gross profit margin to be between 47 % and 49%
Operating profit margin to be between 34.5 % and 36.5%
Based on our current business outlook and exchange rate assumption, management expects:
2Q12 Guidance

© 2012 TSMC, Ltd
Recap of Recent Major Events
TSMC Holds a Groundbreaking Ceremony for Phase 5 of its Fab 14 GigaFab, One of the Key
Dialog Semiconductor and TSMC Create a Process Platform to Advance BCD Power
Management Leadership ( 2012/03/29 )
Altera and TSMC Jointly Develop World‘s First Heterogeneous 3D IC Test Vehicle Using CoWoS
Process ( 2012/03/22 )
TSMC Board of Directors Approves the Appointment of Senior Vice President of R&D Dr. Shang-
Business Development Dr. C.C. Wei as Executive Vice Presidents and Co-Chief Operating
Officers of TSMC. ( 2012/03/02)
TSMC Board of Directors Proposes NT$3.0 Cash Dividend per Share and Approves the Election
( 2012/02/14 )
TSMC Receives LEED Gold Certification for Two Green Buildings ( 2012/02/03 )
Please visit TSMC's Web site (http://www.tsmc.com) and Market Observation Post System
(http://mops.twse.com.tw ) for details and other announcements
Production Centers for TSMC’s advanced 20nm technology.  ( 2012/04/09 )
yi Chiang, Senior Vice President of Operations Dr. Mark Liu, and Senior Vice President of
for its Nine-Member Board of Directors at the 2012 Annual Shareholders’ Meeting on June 12.

© 2012 TSMC, Ltd http://www.tsmc.com http://www.tsmc.com invest@tsmc.com invest@tsmc.com